                                                                    EXHIBIT 99.3

                                    QLT INC.
                FULLY DILUTED EARNINGS PER SHARE ("EPS") ANALYSIS
                           (IN CAD$ AND CANADIAN GAAP)

                                         THREE MONTHS                 NINE MONTHS
                                      ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,

                                     2002           2001           2002           2001
                                  -----------    -----------    -----------    -----------
Visudyne EPS (1)                  $      0.19    $      0.11    $      0.50    $      0.31
Non-Visudyne R&D                  $     (0.06)   $     (0.06)   $     (0.22)   $     (0.15)

                                  -----------    -----------    -----------    -----------
  Operating EPS (2)(4)            $      0.13    $      0.05    $      0.27    $      0.15
                                  -----------    -----------    -----------    -----------

Interest Income                   $      0.02    $      0.02    $      0.05    $      0.07
Non-Operating FX                  $     (0.01)   $      0.03    $     (0.01)   $      0.04

                                  -----------    -----------    -----------    -----------
  GAAP EPS (3)(4)                 $      0.13    $      0.10    $      0.31    $      0.27
                                  ===========    ===========    ===========    ===========

Weighted Average Fully Diluted
Shares Outstanding                 68,406,464     68,486,309     68,507,433     68,543,211
                                  ===========    ===========    ===========    ===========

(1) Note that Visudyne EPS in the first nine months of 2002 benefited by $0.017, resulting from the releases of validation batches of verteporfin for injection relating to qualification of a second supplier.

(2) Operating EPS is a non-GAAP measure. Non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The reporting of operating EPS is intended to assist users in understanding the Company's operations by separating earnings related to the Company's base businesses from earnings from the Company's cash reserves and any unusual non-operating items. The items currently being excluded from operating EPS include net interest income, net foreign exchange gains/losses from foreign currency cash holdings and net gains/losses from derivatives relating to future cash flows. These items are excluded as they are either related to the Company's cash holdings or not part of current operations.

(3) Note that 2001 GAAP EPS has been tax effected for comparability. Actual reported GAAP EPS for 2001 were $0.17 and $0.45 for the third quarter and for the first nine months, respectively.

(4)  Note that the effect of rounding may affect the summation of the table.

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